08005938

RECEIVED

2008 NOV 21 A 6:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 14, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 078/2008**

  Subject: Procedure for distribution of shareholding of the Company's minority shareholders

  Date: November 14, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
NOV 25 2008
THOMSON REUTERS

Faithfully yours,

Panapichon A

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

11/21

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 14, 2008

SH 078/2008

November 14, 2008

Re: Procedure for distribution of shareholding of the Company's minority shareholders

To: The President
The Stock Exchange of Thailand

As the Stock Exchange of Thailand (SET) has required Shin Corporation Plc (the "Company") to report the progress made in rectifying its inadequate free-float of minority shareholders every six months, beginning November 14, 2008 until the Company meets the free-float requirements.

We would like to inform you that the present economic crisis has had an impact on both global and domestic investment and distribution of shares to minority shareholders. When the Company has made more progress in rectifying this situation, we will inform you further.

END